Exhibit 12.1

Delta Air Lines, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in millions, except for ratio data)	2016	2015	2014	2013	2012
Earnings before income taxes	$6,636	$7,157	$1,072	$2,527	$1,025
Add (deduct):
Fixed charges from below	528	584	737	947	1,116
Capitalized interest	(53)	(36)	(33)	(29)	(21)
Earnings as adjusted	$7,111	$7,705	$1,776	$3,445	$2,120

Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	$472	$534	$691	$891	$1,044
Portion of rental expense representative of the interest factor	56	50	46	56	72
Fixed charges	$528	$584	$737	$947	$1,116

Ratio of earnings to fixed charges	13.47	13.19	2.41	3.64	1.90

Special Items

	Year Ended December 31,
(in millions)	2016	2015	2014	2013	2012
MTM adjustments and settlements	$450	$1,301	$(2,346)	$276	$27
Restructuring and other	—	(35)	(716)	(424)	(452)
Loss on extinguishment of debt	—	—	(268)	—	(118)
Virgin Atlantic MTM adjustments	115	26	(134)	—	—
Total income (loss)	$565	$1,292	$(3,464)	$(148)	$(543)